UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300
Diamond Bar, CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Newegg Regains Compliance with Nasdaq Minimum Bid Price Requirement

On April 23, 2025, Newegg Commerce, Inc. (the “Company”) issued a press release announcing that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2). A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated April 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

April 23, 2025	By:	/s/ Christina Ching
Christina Ching
Interim Chief Financial Officer

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